Confidential Treatment Requested by Elbit Systems Ltd.*
Elbit Systems Ltd. – PAGE E004
April 26, 2023

VIA EDGAR AND ELECTRONIC DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549 USA
Attention:          Claire Erlanger
                           Kevin Woody

Re:          ELBIT SYSTEMS LTD (the “Company”)
Form 20-F for the Year Ended December 31, 2021
File No. 000-28998

Reference is made to the letters dated November 7, 2022, December 13, 2022, February 14, 2023 and March 23, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Elbit Systems Ltd. (the “Company”) with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2021, and the responses to such letters dated December 12, 2022, January 19, 2023, March 20, 2023 and April 4, 2023.

Further to discussions with the Staff regarding the aforementioned correspondence, the Company wishes to advise the Staff that it intends to add additional disclosures to the notes to the financial statements of its Form 20-F for the Fiscal Year Ended December 31, 2022, provided as Exhibit A to this letter.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at kobi.kagan@elbitsystems.com.

Very truly yours, ELBIT SYSTEMS LTD. By: /s/ Kobi Kagan Name: Dr. Kobi Kagan Title: Executive Vice President and Chief Financial Officer

* Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter, which have been replaced with the following placeholder “[***]” in the letter filed via EDGAR. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). The Company has also delivered a complete unredacted copy of the letter to its examiner at the Division of Corporation Finance.

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.
Elbit Systems Ltd. – PAGE E005

Exhibit A:  Proposed Additions to Financial Statement Note regarding Segments Disclosure in Form 20-F

[***]

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.
Elbit Systems Ltd. – PAGE E006

[***]

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.
Elbit Systems Ltd. – PAGE E007

[***]

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.
Elbit Systems Ltd. – PAGE E008

[***]

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.
Elbit Systems Ltd. – PAGE E009

[***]

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel

Confidential Treatment Requested by Elbit Systems Ltd.
Elbit Systems Ltd. – PAGE E010

[***]

Elbit Systems Ltd.   Advanced Technology Center, P.O.B 539, Haifa 3100401, Israel